March 12, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Mail Stop 3030

100 F Street N.E.

Washington, DC 20549

Attention: Kevin L. Vaughn, Accounting Branch Chief

Dear Mr. Vaughn:

OmniVision Technologies, Inc.

Form 10-K for the fiscal year ended April 30, 2013 — Filed June 28, 2013

File No. 000-29939

We have provided our response to a comment from the staff of the Securities and Exchange Commission (the “Staff”) received by e-mail dated February 28, 2014 relating to the Annual Report on Form 10-K filed by OmniVision Technologies, Inc. (“OmniVision” or the “Company”) for its fiscal year ended April 30, 2013 (the “Form 10-K”).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. Capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-K.

* * * * * * * *

Form 10-K for the Fiscal Year Ended April 30, 2013

Note 9 — Income Taxes, page 97

1.              We note that as of April 30, 2013, you hold a cumulative total of $429.7 million of undistributed earnings in non-U.S. subsidiaries that are intended to be indefinitely reinvested outside the U.S. As we note that your cash and cash equivalents and short-term investments totaled $212.3 million at that date, please tell us the amount of cash and equivalents, as well as, liquid investments held by your foreign subsidiaries at April 30, 2013 and quantify the amount that would not be available for use in the U.S. without incurring U.S taxes. Further, discuss the impact of income tax liabilities you would incur if you were to repatriate the cash and cash equivalents as well as liquid investments held by your foreign subsidiaries to the U.S.

As of April 30, 2013, out of the $212.3 million in cash, cash equivalents and short-term investments, $108.3 million belonged to OmniVision International Holding Ltd. (“Holdco”), our wholly-owned international holding company, and its wholly-owned subsidiaries. The Company respectfully advises the Staff that there would be no U.S. income tax liabilities upon the remittance of all of the cash, cash equivalents and short-term investments held by

Holdco and its wholly-owned subsidiaries as of April 30, 2013, as a substantial portion of the total amount held by Holdco can be used to settle intercompany loan obligations with the parent entity in the U.S. Additionally, the remaining balance as of April 30, 2013 would not be subject to tax upon remittance as it is less than the amount of earnings and profits previously generated which has already been subject to U.S. taxes.

In response to the Staff’s comment, in our future Form 10-K and Quarterly Reports on Form 10-Q filings, we will disclose under “Liquidity and Capital Resources” the amount of cash, cash equivalents and short-term investments held by our foreign subsidiaries that would be subject to potential tax impacts upon repatriation, and our intention to permanently reinvest these funds outside the U.S.

In response to the Staff’s request, the Company acknowledges that:

(i)            the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

(ii)           Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(iii)          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to Wilson Sonsini Goodrich & Rosati, P.C., the Company’s counsel, in the envelope provided.

Please direct any further questions or comments to me at (408) 653-3139, or to our Senior Vice President of Global Management and General Counsel, Ms. Y. Vicky Chou at (408) 567-3005.

Sincerely,

OmniVision Technologies, Inc.

/s/ Anson Chan
Anson Chan
Vice President Finance and Chief Financial Officer